Exhibit 99.1

EHGO Announces Major Equity Financing, with up to $20 Million to Facilitate Its Entry into Tencent's Business Ecosystem

SHANGHAI, Dec. 19, 2024 /PRNewswire/ -- Eshallgo Inc ("Eshallgo" or the "Company") (NasdaqCM: EHGO), one of the leading Chinese office integrator, agent, and service provider, and the investment fund CS Asia Opportunities Master Fund (hereinafter referred to as "CS Fund") jointly announced a landmark equity investment. According to the securities purchase agreement between the two parties, CS Fund will become one of the shareholders of EHGO by injecting up to $20 million in equity investment in tranches, demonstrating CS Fund’s confidence and high recognition in EHGO's future development prospects.

In this cooperation, CS Fund will purchase a total of up to 4,166,660 shares of EHGO at a price of $4.8 per share in tranches. This strategic move not only provides EHGO with strong financial support but also build momentum in its further business expansion.

It is noteworthy that this equity cooperation will provide a solid foundation for EHGO's strong entry into Tencent's business ecosystem. As an internationally renowned internet company, Tencent possesses abundant resources and advanced technologies, while EHGO has extensive experience and capabilities in the field of office integration services. EHGO will leverage Tencent's resources to explore new models and opportunities in the office and cloud gaming sectors, and jointly opening up broader market spaces.

Frank Dominick, CEO of CS Fund, stated that this investment decision was made after thorough analysis and careful consideration. They have a comprehensive and profound understanding of market trends, economic environment, and EHGO's corporate strategy. He firmly believes that with the strong support of Tencent's resources, EHGO will be able to grow its business.

This equity cooperation is not only an important milestone in EHGO's development journey but also a solid step towards higher levels and broader areas of development. In the future, EHGO will continue to adhere to the development philosophy of innovation, pragmatism, and efficiency, constantly enhancing its strength and competitiveness. At the same time, relying on Tencent's abundant resources and advanced technologies, EHGO will actively explore new business areas and growth points, and jointly drawing a new blueprint for Tencent's business ecosystem.

About Eshallgo Inc

Eshallgo Inc is one of the leading office solution providers in China with a global vision. We specialize in two distinct market sectors: office supply sale and leasing, and after-sale maintenance & repair. We have created an extensive geographical presence, which expands throughout 20 provinces in China. Our mission is to become an office integrator and service provider, offer competitive overall office solutions and services, expand our service market beyond office equipment, and continue to create maximum value for customers. For more information, visit the Company's website at http://ir.eshallgo.com/.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company's registration statement and in its other filings with the SEC.

For more information, please contact:

Investor Relations:
Sherry Zheng
Weitian Group LLC
Phone: 718-213-7386
Email: shunyu.zheng@weitian-ir.com